UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NOVELION THERAPEUTICS INC.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

67001K202

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67001K202	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS EdgePoint Investment Group Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,629,818 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,629,818 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,629,818 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) FI

(1)

The amount set forth in each of Rows 6, 8 and 9 of this Cover Page includes the 260,999 shares of Common Stock (as defined herein) of the Issuer (as defined herein) issuable upon conversion of the Convertible Notes (as defined herein) directly owned by the Funds (as defined herein).

(2)

The percentage set forth in Row 11 of this Cover Page is based on the 18,932,230 shares of Common Stock of the Issuer outstanding as of November 5, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018 (“Form 10-Q”), and is calculated assuming that the Convertible Notes held by the Funds, but no other Convertible Notes, have been exercised.

CUSIP No. 67001K202	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS EdgePoint Canadian Portfolio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,370,249 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,370,249 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,370,249 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) FI

(1)

The amount set forth in each of Rows 6, 8 and 9 of this Cover Page includes the 19,926 shares of Common Stock of the Issuer issuable upon conversion of the Convertible Notes directly owned by ECP (as defined herein).

(2)

The percentage set forth in Row 11 of this Cover Page is based on the 18,932,230 shares of Common Stock of the Issuer outstanding as of November 5, 2018, as reported in Form 10-Q, and is calculated assuming that the Convertible Notes held by ECP, but no other Convertible Notes, have been exercised.

CUSIP No. 67001K202	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer

Novelion Therapeutics Inc.

(b)	Address of Issuer’s principal executive offices

c/o Norton Rose Fulbright, 1800 - 510 West Georgia Street, Vancouver, BC V6B OM3 Canada

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of EdgePoint Investment Group Inc. (“EdgePoint”) and EdgePoint Canadian Portfolio (“ECP”) with respect to (i) the shares of Common Stock, without par value (the “Common Stock”), of Novelion Therapeutics Inc., a Canadian corporation (the “Issuer”), and (ii) the shares of Common Stock issuable upon conversion of the 2.00% Convertible Senior Notes due 2019 (the “Convertible Notes”).

EdgePoint acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, a number of private investment funds and mutual fund trusts, including ECP, an Ontario mutual fund trust (collectively, the “Funds”).

The filing of this statement should not be construed as an admission that EdgePoint is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address or principal business office or, if none, residence

150 Bloor Street West, Suite 500, Toronto, Ontario M5S 2X9, Canada

(c)	Citizenship

See Row 4 of each Cover Page.

(d)	Title of class of securities

Common Stock, without par value

(e)	CUSIP No.

67001K202

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No. 67001K202	13G	Page 5 of 6 Pages

(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: EdgePoint is comparable to an IA and ECP is comparable to an IV.

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

EdgePoint expressly declares that this filing shall not be construed as an admission that it is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief: (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11; and (ii) the foreign regulatory scheme applicable to an IA, with respect to EdgePoint, and an IV, with respect to ECP, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 67001K202	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2019

EDGEPOINT INVESTMENT GROUP INC.

By:	/s/ Sayuri Childs
Sayuri Childs, Chief Compliance Officer

EDGEPOINT CANADIAN PORTFOLIO
By: EdgePoint Investment Group Inc.

By:	/s/ Sayuri Childs
Sayuri Childs, Chief Compliance Officer